Exhibit 2.1

Pursuant to Item 601 of Regulation S-K, certain information in this Exhibit 2.1 has been redacted. Information that was redacted has been noted in this document with a placeholder identified by the mark “[*****].” The Registrant believes the redacted information is both (i) not material and (ii) the type that the Registrant treats as private or confidential. If requested by the Commission or its staff, the Registrant will promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses.

AGREEMENT FOR PURCHASE AND SALE OF ASSETS

This ASSET PURCHASE AGREEMENT (“Agreement”) is made this 4th day of- October, 2022 (the “Effective Date”) by and between Nephros, Inc. (“Seller” or “Nephros”), with its principal place of business located at 380 Lackawanna Place, South Orange, New Jersey 07079 and BWSI, LLC (“Purchaser” or “BWSI”) with its principal place of business located at 630 Fifth Avenue, 20th Floor, New York, NY 10111 (Nephros and BWSI shall be referred to herein collectively as the “Parties” and each a “Party”).

RECITALS

WHEREAS, Nephros and its affiliates are engaged in the business of developing, manufacturing, marketing, and selling quantitative polymerase chain reaction (“qPCR”)-based pathogen detection systems, including related products; and

WHEREAS, Nephros desires to sell to BWSI and BWSI is interested in purchasing from Nephros certain of the assets owned and/or used by Seller in the operation of Seller’s PDS Business (as defined below); and

WHEREAS, the Parties desire to enter into this Agreement for the purpose of setting forth their mutual rights and obligations with respect to the foregoing.

NOW, THEREFORE, for good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged and accepted, and in consideration of the premises and mutual promises herein contained, the Parties, intending to be legally bound, hereby agree as follows:

Article 1

DEFINITIONS

1.1 “Affiliate” or “Affiliated Persons” means, with respect to any specified Entity, (i) any other Entity that directly or indirectly, through one or more intermediaries, Owns, is Owned by, or is under common Ownership with the specified Entity, and/or (ii) any Entity that directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with the specified Entity.

1.2 “Allocated LGM Royalty Threshold” means the arithmetic result of multiplying (a) the quotient resulting from dividing the Licensing Gross Margin by the Aggregate Gross Margin, in each case with respect to a given calendar year in the Royalty Term, by (b) the Royalty Threshold.

1.3 “Allocated PGM Royalty Threshold” means the arithmetic result of multiplying (a) the quotient resulting from dividing the Product Gross Margin by the Aggregate Gross Margin, in each case with respect to a given calendar year in the Royalty Term, by (b) the Royalty Threshold.

1.4 “Aggregate Gross Margin” or “AGM” means the sum of Product Gross Margin and Licensing Gross Margin.

1.5 “Assets” or “Purchased Assets” means all of the tangible and intangible assets owned and/or used by Seller in connection with the ownership and operation of the PDS Business, including, without limitation, equipment, supplies, intellectual property (e.g., patents, trade names, trademarks, prototypes, products in development) physical inventory, work in progress, equipment, computer software and hardware, ongoing contracts, leases and license agreements, books and records (including vendor and customer lists and information), marketing materials, product information, goodwill, and other assets, free and clear of all liens, claims and encumbrances. The Purchased Assets specifically include, without limitation, the assets listed on Schedule 1.3.

1.6 “Assumed Obligations” means those specific obligations of Seller listed on Schedule 1.3 that are being assumed by Purchaser as part of the consideration for the Purchased Assets.

1.7 “BWSI” or “Purchaser” means BWSI, LLC, its Affiliates, designees, successors, and assignees.

1.8 “Combination Products” means Products that contain both Covered qPCR Assays and Other qPCR Assays.

1.9 “Contract” means any contract or agreement (whether written or oral) (a) under which Seller has or may acquire any rights or benefits used in the PDS Business, (b) under which Seller has or may become subject to any obligation or liability in the PDS Business, or (c) by which Seller or any of the assets owned or used by Seller in the PDS Business is or may become bound.

1.10 “Control” means the possession, directly or indirectly, of the power to direct the management and policies of an Entity whether through the Ownership of voting securities, by contract, or otherwise. Control shall be presumed if an Entity Owns more than fifty percent (50%) of the voting equity in any other Person.

1.11 “Covered Product” means a Product that contains any Covered qPCR Assays.

1.12 “Covered qPCR Assays” means the specific qPCR Assays for the detection of pathogens by qPCR listed in Schedule 1.3 A Multiplex qPCR Assay that includes at least one Covered qPCR Assay shall be considered a Covered qPCR Assay.

1.13 “Encumbrance” means any charge, claim, equitable interest, lien, encumbrance, option, pledge, security interest, mortgage, encroachment, obligation to offer or transfer, right of first refusal or first option on transfer, or restriction of any kind.

1.14 “Entity” means any natural person, partnership, limited partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or any governmental authority.

1.15 “Formulation” means qPCR Assays and any other chemicals (e.g., gBlock amplification control reagents, KAPA 3G, hotstart enzyme) that may be in admixture with qPCR Assays and are contained within the Primary Package that comprises a Product.

1.16 “Licensing” means any arrangement in which Purchaser grants any third-Party the right to manufacture and sell Covered qPCR Assays. Licensing does not include arrangements for contract manufacturing by third parties of Products intended for sale by the Purchaser.

1.17 “Licensing Costs” means the aggregate of all direct costs and expenses associated with marketing, obtaining and/or consummating and maintaining agreements for the licensing of Covered qPCR Assays, including, without limitation:

●	Time and expenses associated with providing technical support to licensees related to Covered qPCR Assays;
●	Professional fees, including without limitation legal, accounting or auditing fees related solely to the licensing of Covered qPCR Assays; and
●	Direct labor costs of personnel whose duties are devoted exclusively to the licensing of Covered qPCR Assays.

1.18 “Licensing Gross Margin” or “LGM” means Net Revenue derived by the Purchaser from the Licensing of Covered qPCR Assays minus the aggregate of all Licensing Costs. LGM does not include any cash or other property derived from the Licensing of Other qPCR Assays.

1.19 “Multiplex qPCR Assay” means a Formulation that include two or more qPCR Assays in admixture. For the purposes of calculating royalties, a Multiplex qPCR Assay that contains at least one Covered qPCR Assay shall be considered a Covered qPCR Assay.

1.20 “Nephros” or “Seller” means as defined in the preamble to this Agreement.

1.21 “Net Revenue” means gross revenue received from the sale and Licensing of Covered Products, less discounts, returns and allowances.

1.22 “Other Components” means any and all components other than Products used for or in connection with collection and preparation of environmental or clinical samples for analysis by qPCR, including but not limited to sample bottles, sample bags, swabs, filters, and tubing.

1.23 “Other Products” means Products that do not contain any Covered qPCR Assays.

1.24 “Other qPCR Assays” means any qPCR Assays other than the Covered qPCR Assays listed on Schedule 1.3 that are developed, purchased, or otherwise acquired by the Purchaser from any source other than Seller.

1.25 “Other Reagents” means any and all chemicals used for or in connection with collection and preparation of environmental or clinical samples for analysis by qPCR, including but not limited to lysis buffer, except for chemicals in admixture with qPCR Assays that comprise Formulation.

1.26 “Own” or “Ownership” means directly or indirectly, through one or more intermediaries, owning or holding more than 20% of the outstanding shares, membership interests, securities, or other indicia of ownership of an entity.

1.27 “PDS Business” means the development, purchase, acquisition, manufacturing, distribution, sale, licensing or other commercialization of qPCR Assays for any purpose, either directly or indirectly.

1.28 “Party” or “Parties” means the Parties to this Agreement, as well as their respective Affiliates, designees, successors, and assignees.

1.29 “Personal Property” means all tangible personal property, including all equipment, furniture, fixtures, machinery, vehicles, office furnishings, instruments, leasehold improvements, spare parts and, to the extent assignable or transferable, all rights in all warranties of any manufacturer or vendor with respect thereto owned by Seller or otherwise employed in the conduct and operation of the PDS Business, including the Personal Property described on Schedule 1.3.

1.30 “Primary Package” means the packaging that contains and is in direct contact with the Formulation itself, for example, a bottle, 8-well strip or 96-well plate.

1.31 “Product” means the Primary Package and the Formulation contained therein, any barrier packaging (e.g., Mylar bag) necessary to preserve the quality of the Product, and any printed or affixed label.

1.32 “Product Cost of Goods Sold” or “PCOGS” means only the direct costs (i.e., parts, materials and direct labor) incurred to produce or to purchase the Products, as would be determined in accordance with U.S. generally accepted accounting principles, consistently applied.

1.33 “Product Gross Margin” or “PGM” means Net Revenue minus Product Cost of Good Sold derived from the sale of Products that include Covered qPCR Assays. PGM does not include any revenue derived from the sale of Other Products, Other Components or Other Reagents.

1.34 “qPCR Assays” means chemical reagents used for assessing the presence, localization, or biological activity of a substance in living cells and biological matrices using qPCR. Each qPCR Assay comprises a specific combination of the following defining elements:

a)	a Forward Primer with a unique sequence of nucleotides represented by a unique series of letters (A, T, C, G, etc.), and
b)	a Reverse Primer with a unique sequence of nucleotides represented by a unique series of letters (A. T, C, G, etc.), and

c)	a Probe with

i.	a unique sequence of nucleotides represented by a unique series of letters (A, T, C, G, etc.), and
ii.	a specific reporter molecule (e.g., a fluorescent molecule).

1.35 “Royalty Threshold” means $[*****].

1.36 “Selling Agents” means any third-party manufacturer’s representatives, distributors, or billing agents (such as W.W. Grainger) that sell, distribute or bill for Products or services on behalf of the Purchaser and receive a fee or commission in connection with such sales, distribution or billing.

Article 2

TRANSFER OF PURCHASED ASSETS

2.1 Sale of Assets. At the Closing and subject to the terms and conditions of this Agreement, other than the Excluded Assets, Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, all rights, title, and interest in and to the Purchased Assets.

2.2 Excluded Assets. Any liability not expressly assumed by Purchaser herein for the Assets that accrue before Closing are the sole liabilities and responsibility of the Seller, and Seller shall continue to be responsible for those liabilities that accrue for activity prior to Closing.

This Agreement constitutes a sale of certain assets of Seller only and is not a sale of any stock in any entity comprising all or any part of the Seller. Other than the Assumed Liabilities, Purchaser is not assuming and shall not be responsible for the payment of any liabilities or obligations of the Seller or the shareholders of Seller whatsoever, including but not limited to any collective bargaining agreement or other agreement, benefits, plans or arrangements affecting employees or suppliers.

2.3 Purchase Price; Noncompetition Consideration.

2.3.1 The consideration payable by BWSI to Seller for the Purchased Assets and for Seller’s agreement to be bound by the terms and conditions set forth in Article 6 shall consist of the following:

(i) A cash payment at closing of One Thousand Dollars ($1,000), plus;

(ii) Purchaser’s agreement to assume Seller’s obligations under the Assumed Obligations; and

(iii) For a period of seven (7) years commencing January 1, 2023, and ending December 31, 2029 (the “Royalty Term”), an annual royalty on the Aggregate Gross Margin for the calendar year that is received by Purchaser, as follows (collectively, the “Royalties”):

a. Purchaser will pay to Seller a royalty for each calendar year equal to [*****] of Product Gross Margin received by Purchaser in excess of the Allocated PGM Royalty Threshold for such year; and

b. Purchaser will pay to Seller a royalty in each calendar year equal to [*****] of Licensing Gross Margin received by Purchaser in excess of the Allocated LGM Royalty Threshold for such year;

provided, however, that no Royalties shall be payable pursuant to this subparagraph 2.3.1(iii) for a given calendar year unless the Aggregate Gross Margin exceeds the Royalty Threshold for such year.

(iv) The obligations of Purchaser for Royalties due to Seller shall be calculated on a cash basis. That is, only Product Gross Margin and Licensing Gross Margin on Revenue received by the Purchaser and its Affiliates during the calendar year for which the royalty is being calculated, without regard to intercompany transfers, in the calendar year are included in the calculation.

(v) In the case of Covered Products that are sold in conjunction with services, such as the performance of sampling, sample preparation, testing or other services by Purchaser, the calculation of the Allocated PGM Royalty Threshold and Royalties shall consist only of Product Gross Margin from sale of Covered Products (including the proportion of Product Gross Margin from Combination Products attributable to Covered qPCR Assays), and shall not include any portion of the revenue attributable to the performance of the services. Where Purchaser derives revenue from the combination of performance of services and sales of Covered Products, the amount of revenue used to calculate the Product Gross Margin shall be based on the list price of the Covered Products where such Covered Products are available for purchase by third parties on a stand-alone basis, i.e., without the performance of services. If such Covered Products are not available for purchase by third parties on a stand-alone basis, revenue attributable to the services that are not subject to Royalties shall be determined as accurately as possible based on the following information:

a. Comparable services offered by Purchaser (e.g., on-site qPCR testing using Other qPCR Assays; other services requiring personnel with comparable skills, education); and

b. Comparable services offered by third parties (e.g., on-site qPCR testing; other services requiring personnel with comparable skills, education).

(vi) No Royalty on Research & Development Funding. In the event Purchaser receives research grants or funding for research involving the Covered qPCR Assays, the Seller shall not be entitled to any royalty thereon, and such grants or funding shall not count towards the Royalty Threshold.

(vii) Diligence. Purchaser will use commercially reasonable efforts to derive revenue from the sale of Covered Products and the Licensing of Covered qPCR Assays.

(viii) Recordkeeping. Purchaser shall, and shall cause its Affiliate(s) to, keep true and correct books and records in sufficient detail to permit calculation of all Royalties, including without limitation, sale and invoice records, general ledgers, financial statements, and tax returns relating to the Products and Other Products. Licensee and its Affiliate (s) shall preserve these books and records for at least one year following the Royalty Term.

(ix) Reporting; Annual Payments. Within 45 days following the end of each calendar quarter throughout the Royalty Term, Purchaser shall deliver to the Seller a written estimate, including the underlying calculations, of the Product Gross Margin and Licensing Gross Margin for such quarter. Payment of Royalties for each calendar year shall be made by Purchaser to Seller yearly on or before 90 days following the end of such calendar year.

(x) Audit Rights. For a period of 60 days following the date that payment is made to Seller of the of the Royalty for each calendar year, Seller shall have the right to designate an independent accounting firm (the “Accounting Firm”) to inspect and audit the books and records of Purchaser relating to Aggregate Gross Margin, Licensing Gross Margin and Product Gross Margin received by Purchaser during the calendar year for which the Royalty was payable (an “Audit”). If Seller fails to request an Audit during this 60-day period, the right to audit the Royalty for that calendar year shall be conclusively waived, and Seller shall have no further right to audit the Royalty payment. If the Seller designates an Accounting Firm to conduct an Audit of the royalty payment, Seller shall, within 10 days after completion of the Audit, submit a written report based upon the Accounting Firm’s findings to the Purchaser. If the Accounting Firm’s report concludes that the royalty substantiated by Purchaser’s books and records is greater than the amount of the royalty paid by Purchaser to Seller for the calendar year, Purchaser shall, within 30 days following notice of such underpayment, pay the difference to Seller. If the Accounting Firm’s report concludes that the royalty substantiated by Purchaser’s books and records is less than the Royalty paid by Purchaser to Seller for such calendar year, Seller will, within 30 days following notice of such overpayment, reimburse the difference to Purchaser. The costs of any such Audit will be borne by Seller; provided, however, that if the results of the Audit show that Purchaser underpaid the Royalty for the subject calendar year by more than 10% of the amount that should have been paid or $10,000, whichever is greater, Purchaser will pay for the costs of the Audit. The determination of the Accounting Firm shall be binding on the parties absent manifest error.

2.4 Closing. The closing of the transactions contemplated by this Agreement shall take place remotely by the exchange of documents and signatures (or their electronic counterparts), effective as of 12:01 a.m., Eastern Time, on November 18, 2022, or at such other time or place or in such other manner as the Parties may mutually agree in writing (such closing being called the “Closing” and such date being called the “Closing Date”).

2.5 Seller’s Closing Deliverables. At the Closing, Seller shall deliver to the Purchaser and its counsel copies of the following documents (the “Seller’s Closing Documents”):

2.5.1 Bill of Sale and Assignment. A bill of sale and assignment, substantially in the form attached hereto as Exhibit A, executed by Seller conveying to Purchaser good and marketable title to all tangible assets, including Personal Property, which are a part of the Purchased Assets and good and marketable title to all intangible assets which are a part of the Purchased Assets, free and clear of all Encumbrances.

2.5.2 Assignment of Patent Rights. An assignment of patent rights substantially in the form attached hereto as Exhibit B (the “Patent Assignment”) executed by Seller: (i) conveying to Purchaser all of Seller’s right, title and interest in and to each of the Patents identified on Schedule 1.3 for the entire term of the Patent and any reissues or extensions and for the entire terms of any patents, reissues, or extensions that may issue from foreign applications, divisions, continuations in whole or part, or substitute applications filed claiming the benefit of the Patent.

2.5.3 Authorizing Resolutions. Copies of duly adopted resolutions of the board of directors of Seller, authorizing and approving Seller’s performance of the transactions contemplated hereby and the execution and delivery of this Agreement and the Seller’s Closing Documents, certified by the appropriate officer or officers of Seller as true and in full force and effect as of the Closing.

2.5.4 Third Party Consents to Transfer. Seller shall deliver to Purchaser on or before Closing all third-Party consents, authorization, approvals, assignments, transfers, waivers, or releases (“Third Party Consents to Transfer”), if any, that are necessary for Purchaser to assign to Purchaser without encumbrance or impairment full and complete right, title, and interest in and to all of the Purchased Assets. Seller’s obligation to provide Third Party Consents to Transfer shall be a continuing obligation and shall survive and remain binding upon Seller following the Closing.

2.5.5 Cooperation/Continuing Obligation. Seller shall execute any and all other documents necessary to convey clear title to Purchaser of the Purchased Assets and shall take such other actions as Purchaser reasonably requires for Purchaser to more fully and effectively take title to or assume the Purchased Assets. The obligations of this Section 2.5.5 shall be a continuing obligation and shall survive and remain binding upon Seller following the Closing.

Article 3

REPRESENTATIONS OF SELLER

As of the Execution Date and again as of the Closing Date, Seller represents and warrants to Purchaser that:

3.1 Organization, Corporate Power and Authority.

3.1.1 Seller is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business and is in good standing in each jurisdiction in which the property owned or leased by it or the nature of the business conducted by it makes such qualification necessary.

3.1.2 Seller has full corporate power and authority to execute, deliver and perform the corporate obligations and covenants contained in this Agreement and Seller’s Closing Documents and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and Seller’s Closing Documents by Seller and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller.

3.2 No Breach. Neither the execution and delivery of this Agreement and related agreements contemplated herein by Seller, nor the consummation or performance of the transactions contemplated hereby or in the Seller’s Closing Documents will, directly or indirectly (with or without notice, lapse of time or both) conflict with or result in any violation of or constitute a breach or default under any term of any Contract, permit or other instrument to which Seller is a Party, or by which Seller is bound or to which the PDS Business or any of the Purchased Assets is subject.

3.3 Assets. Seller is the sole and exclusive legal and equitable owner of all right, title and interest in, has good and marketable title in fee simple absolute to, and is in possession of all Purchased Assets. No Affiliate of Seller or any other Entity has any direct or indirect ownership, leasehold, license, or other interest in the Purchased Assets. As of the Closing, all of the Purchased Assets are free and clear of any Encumbrances.

3.4 Legal Proceedings. There are no Proceedings instituted or pending or threatened against Seller that challenge, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby, and there are no orders or judgments outstanding or threatened against Seller that challenge, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. Seller has not received notice of any pending action, suit, proceeding or investigation by or before any court, arbitrator or governmental authority concerning the PDS Business or the affairs of Seller or to which the Purchased Assets are subject, and, to Seller’s knowledge, there is no basis for any such action.

3.5 Intellectual Property.

3.5.1 There is no unauthorized use, disclosure, infringement or misappropriation of any intellectual property rights of Seller, any trade secret of Seller, or any intellectual property right of any third Party to the extent licensed by or through Seller, including any employee or former employee of Seller, relating in any way to any of the Acquired Assets. There are no royalties, fees or other payments payable by Seller to any Entity by reason of the ownership, use, sale or disposition of intellectual property related to any of the Acquired Assets.

3.5.2 Seller is not nor will be as a result of the execution and delivery of this Agreement or any of the documents described herein or the performance of its obligations under this Agreement or any of the documents described herein, in breach of any license, sublicense or other contract relating to the intellectual property included in the Acquired Assets, provided that no representation is made regarding the absence of a breach due to the failure.

3.5.3 Seller is not infringing upon any patents, trademarks, service marks, copyrights or in violation of any trade secret or other proprietary right of any third Party related to any of the Acquired Assets. Seller has not brought any Proceeding against any third Party for infringement of intellectual property or breach of any license or Contract involving intellectual property related to any of the Acquired Assets.

3.6 Completeness of Disclosure. No representation or warranty made by Seller in this Agreement nor in any of the exhibits or schedules attached hereto, nor in any certificate delivered by or on behalf of Seller at the Closing contains, or will at the Closing contain, any untrue statement of a material fact or omits, or will at the Closing omit, to state a material fact required to be stated herein or thereon or necessary to make any statement herein or therein, in light of the circumstances in which they were made, not misleading in any material respect.

Article 4

REPRESENTATIONS OF PURCHASER

As of the Execution Date and again as of the Closing Date, Purchaser represents and warrants to Seller that:

4.1 Organization, Corporate Power and Authority.

4.1.1 Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.1.2 Purchaser has full corporate power and authority to execute, deliver and perform the obligations and covenants contained in this Agreement and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this by Purchaser and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Purchaser. This Agreement constitutes the legal, valid, and binding obligation of Purchaser, enforceable in accordance with its terms.

4.2 No Breach. Neither the execution and delivery of this Agreement and related agreements contemplated herein by Purchaser nor the consummation or performance of the transactions contemplated hereby will, directly or indirectly (with or without notice, lapse of time, or both): (i) conflict with or result in the breach or violation of the governing documents of or resolutions adopted by Purchaser; (ii) conflict with or result in the breach or violation of any provision of any order of any governmental authority, in either such case, to which Purchaser, or any of the Acquired Assets, are bound, or cause any acceleration thereof; or (iii) contravene, conflict with, or result in a violation in any Legal Requirements.

Article 5

CONDITIONS TO THE OBLIGATIONS OF PURCHASER

The obligations of Purchaser to consummate the purchase of the Acquired Assets and any other transaction contemplated by this Agreement are subject to the satisfaction, on or before the Closing Date, of the following conditions:

5.1 Representations and Warranties to be True and Correct. The representations and warranties of Seller contained herein shall be true, complete and correct in all material respects on and as of the Effective Date and the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and an officer of Seller shall have certified to such effect to Purchaser in writing.

Article 6

NON-DISCLOSURE AND NON-COMPETITION

6.1 Seller herby agrees that Seller shall not use for any purpose, and will not directly or indirectly disseminate or disclose to any other Entity any of the trade secrets; marketing techniques and materials; customer names and all other information relating to the Purchased Assets or Seller’s customers; employee lists, supplier lists; prospect list; and any other confidential or proprietary information relating to the PDS Business (collectively the “Confidential Information”).

6.2 For a period of seven (7) years following the Closing, the Seller shall not directly or indirectly: (i) contact, solicit, advise or consult any customer of either Seller or Purchaser for the purpose of causing such customer to purchase, license or otherwise obtain Assays (except through Purchaser) which are similar to or in any way compete with the products or services sold or provided by the Purchaser; or (ii) induce, or attempt to induce, any customer to cancel, diminish, decrease or curtail any business relationship, contractual or otherwise, with Purchaser; or (iii) contact, solicit, induce or attempt to induce or influence any employee, independent contractor or agent of Purchaser to terminate his or her employment, engagement or contractual relationship with Purchaser.

6.3 For a period of seven (7) years following the Closing, Seller shall not (a) directly or indirectly, develop, manufacture, sell, or license qPCR Assays, nor (b) assist or have an interest in (whether or not such interest is active), whether as partner, investor, stockholder, officer, director or as any type of principal whatever, or enter into the employment of or act as an independent contractor or agent for or advisor or consultant to any Entity that is or is about to become directly or indirectly engaged in, the development, manufacture, sale, or licensing of qPCR Assays.

6.4 Damage and Remedies.

6.4.1 Injunctive Relief. Seller hereby acknowledges and agrees that Purchaser would be irreparably injured, the value the business of Purchaser would be irreparably damaged, and Purchaser could not adequately be compensated solely by monetary damages, if Seller were to violate the terms of Sections 6.1, 6.2, or 6.3 of this Agreement (collectively the “Restrictions”). Seller agrees that, if Seller shall violate any of the Restrictions, Purchaser specifically shall be entitled to seek injunctive and other equitable relief to enjoin Seller’s violations of such Restrictions.

6.4.2 Remedies Cumulative. The above remedy shall be cumulative and in addition to any other rights or remedies to which Purchaser is or may be entitled at law or in equity or under this Agreement.

6.5 Enforceability.

6.5.1 Reasonableness of Restrictions. Seller has carefully read and considered the Restrictions and, having done so, agrees that the Restrictions (including, but not limited to, the time period of restriction and the geographical areas of restriction set forth herein) are fair and reasonable and are reasonably required for the protection of the interest of Purchaser. Seller has had the opportunity to consult with an attorney prior to the execution of this Agreement, and freely executes this Agreement following such consultation and with the advice of its attorney.

6.5.2 Severability. In the event that, notwithstanding the foregoing, any part of the Restrictions shall be held to be invalid or unenforceable, the remaining parts thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included herein.

6.5.3 Time Period. In the event that a Court of competent jurisdiction shall determine by final judgment that the scope or time period of any of the Restrictions is too broad to be capable of enforcement, such Court is authorized to modify such covenants and to enforce them to the full scope and extent and for the full time period that the Court deems just and equitable.

Article 7

EMPLOYEES

7.1 Listed on Schedule 7.1 are the employees of Seller employed in the development of Assays and the operation of the PDS Business and their current rates of compensation. Seller represents that (i) there are no collective agreements or bargaining relationships or other contracts or understandings with any labor organization with respect to Seller’s employees, (ii) there are no strikes, slowdowns, work stoppages, material grievances, material unfair labor practices claims or other material employee or labor disputes currently pending or threatened against or involving the Seller and none has occurred within the last three years, (iii) there are no pending or threatened in writing complaints or charges before any governmental authority regarding employment discrimination, safety or other employment-related charges or complaints, wage and hour claims, unemployment compensation claims, worker’s compensation claims or the like involving any employee of Seller, and (iv) Seller is in compliance in all material respects with all Legal Requirements and Contracts respecting employment and employment practices, labor relations, terms and conditions of employment and wages and hours.

7.2 Purchaser shall have the right, but not the obligation, to offer employment to and to employ any employee of Seller listed on Schedule 7.1 on terms of employment agreed to between Purchaser and the employee.

7.3 Seller represents that no employee of Seller listed on Schedule 7.1 is subject to any employment agreement, non-disclosure agreement, non-compete agreement, or other restriction that would interfere with Purchaser’s ability to employ any such employee or interfere with or in any way restrict or hinder such employee’s ability to perform any lawful services on behalf of Purchaser, including the development, marketing, sale, or licensing of qPCR Assays. If any such agreement exists between Seller or any Affiliate of Seller and any employee listed on Schedule 7.1 whom Purchaser employs, whether before, on or after Closing, Seller shall, at Purchaser’s request, promptly deliver to Purchaser a written assignment to Purchaser of all of Seller’s interest in and to the agreement.

Article 8

GENERAL PROVISIONS

8.1 All notices hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when received by the party to be notified when sent by e-mail or fax; provided, however, that notices given by e-mail or fax shall not be effective unless either (i) a duplicate copy of such e-mail or fax notice is promptly given by personal delivery, or (ii) the receiving party delivers a written confirmation of receipt for such notice either by e-mail, fax or any other method described in this Section; (c) one business day after deposit with a reputable overnight courier, prepaid for overnight delivery and addressed as set forth below; or (d) three (3) business days after deposit with the U.S. Post Office, postage prepaid, certified with return receipt requested and addressed to the party to be notified at the address indicated for such party below, or at such other address as such party may designate by ten (10) days’ advance written notice to the other parties given in the foregoing manner:

If to Seller, addressed to:

Nephros, Inc.

380 Lackawanna Place

South Orange, New Jersey 07079

Attn: President & CEO

Email: andy.astor@nephros.com

With a copy to:

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, Minnesota 55402

Attn: Christopher J. Melsha

Email: cmelsha@fredlaw.com

If to Purchaser, addressed to:

BWSI, Inc.

630 Fifth Avenue, 20th Floor

New York, NY 10111

Attn: Aaron A. Rosenblatt

Email: ar@gordonrosenblatt.com

With a copy to:

Sive, Paget & Riesel PC

560 Lexington Avenue

New York, New York 10022

Attn: John-Patrick Curran

Email: jpcurran@sprlaw.com

8.2 In no event shall Seller, SELLER’S AFFILIATES, PURCHASER, PURCHASER’S Affiliates, OR their respective officers, directors, stockholders, employees and agents be liable for incidental or consequential damages of any kind, including lost profits.

8.3 This Agreement sets forth the full and complete understanding of the Parties with respect to the subject matter hereof, and supersedes any previous agreements, written or oral, between Parties with respect thereto. No provision of this Agreement may be waived or changed, except by a writing signed by the Parties hereto.

8.4 Due Diligence. Seller will allow Purchaser and its advisors full access to the facilities, records, employees, customers, vendors, and advisors of the PDS Business for the purpose of completing Purchaser’s due diligence review. The due diligence investigation will include a complete review of the financial, legal, tax, environmental, intellectual property, labor records and agreements of the PDS Business, and any other matters as Purchaser’s accountants, tax and legal counsel, and other advisors deem relevant,

8.5 Confidentiality. Each Party will keep negotiations and all information provided to the other Party confidential. All materials belonging to either Party will be returned to the rightful owner if a definitive transaction is not successfully completed.

8.6 No Announcement. Neither Party shall release any public statement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except as may be, and then only to the extent, required by applicable law (including the rules and regulations of the Securities and Exchange Commission or of any applicable stock exchange or other self-regulatory organization).

8.7 Fees and Expenses. Each Party will bear its own expenses, including legal, accounting and other advisory fees and expenses in connection with this Agreement and the transaction contemplated herein.

8.8 This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of Seller and shall inure to the benefit of and shall be binding upon the successors and permitted assigns of Purchaser.

8.9 If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law.

8.10 The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of one year.

8.11 This Agreement shall be governed by the laws of the State of New York, both as to interpretation and performance. All claims arising out of or in connection with this Agreement shall be brought before the Supreme Court of the State of New York, County of New York.

8.12 Dispute Resolution.

8.12.1 Claims, disputes, or other matters in controversy arising out of or related to this Agreement, except those waived as provided for in Section 2.3.1(xii), shall be subject to mediation as a condition precedent to binding dispute resolution. Unless the Parties mutually agree otherwise, the mediation shall be administered by the American Arbitration Association (“AAA”) in accordance with its Commercial Arbitration Rules and Mediation Procedures then in effect. A request for mediation shall be made in writing, delivered to the other Party to the Agreement, and filed with the AAA. The request may be made concurrently with the filing of binding dispute resolution proceedings but, in such event, mediation shall proceed in advance of binding dispute resolution proceedings, which shall be stayed pending mediation for a period of 60 days from the date of filing, unless stayed for a longer period by agreement of the Parties or court order. If an arbitration is stayed pursuant to this Section 8.12.1, the Parties may nonetheless proceed to the selection of the arbitrator and agree upon a schedule for later proceedings. The Parties shall share the mediator’s fee and any filing fees equally. The mediation shall be held in City of New York, County of New York, unless another location is mutually agreed upon. Agreements reached in mediation shall be enforceable as settlement agreements in any court having jurisdiction thereof.

8.12.2 Any claim subject to, but not resolved by, mediation shall be subject to arbitration before a single arbitrator which, unless the Parties mutually agree otherwise, shall be administered by the AAA in accordance with its Commercial Arbitration Rules and Mediation Procedures then in effect. The Arbitration shall be conducted in the City of New York, County of New York, unless another location is mutually agreed upon. A demand for arbitration shall be made in writing, delivered to the other Party to the Agreement, and filed with the AAA. The Party filing a notice of demand for arbitration must assert in the demand all claims then known to that Party on which arbitration is permitted to be demanded.

8.12.3 The award rendered by the arbitrator or arbitrators shall be final, and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

8.13 Captions of the different articles are solely for convenience of reference and are not to be considered as parts, provisions, or interpretations of this Agreement.

8.14 Any provision of this Agreement which by its nature and effect is required to be observed, kept or performed after termination of this Agreement, shall be and remain binding upon, and for the benefit of, the Parties hereto until fully performed, kept or observed.

8.15 The failure of either Party to insist, in any one instance or more, upon the performance of any of the provisions or conditions of this Agreement, or to exercise any right or privilege conferred on such Party in this Agreement, shall not be construed as thereafter waiving any such provisions, conditions, rights or privileges, but the same shall continue and remain in full force and effect.

8.16 This Agreement may be executed in counterparts, each of which shall be deemed an original, and all such counterparts shall together constitute one and the same instrument.

8.16 Survival. The obligations of Purchaser under this Agreement shall survive and shall not be diminished or affected by the sale, transfer, or assignment of all or any portion of the PDS Business by Purchaser. Purchaser understands and agrees that it may not, directly or indirectly, sell, transfer, or assign all or any portion or component of the PDS Business unless the purchaser, transferee or assignee thereof agrees in writing to assume and to be bound by the obligations of Purchaser under this Agreement, including the obligation to pay Royalties as set forth above. For the purposes of this Section 8.16, a sale, transfer or assignment shall include, without limitation, a merger or consolidation, a sale of shares, membership or other equity interests, or a sale or assignment of assets.

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IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SELLER:		PURCHASER:

NEPHROS, INC.		BWSI, LLC

By:	/s/ Andy Astor	By:	/s/ Aaron Rosenblatt
Name:	Andy Astor	Name:	Aaron Rosenblatt
Title:	CEO	Title:	Authorized Representative